UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Cogent Communications Group, Inc.

(Name of Issuer)

Common Stock Par Value $0.001

(Title of Class of Securities)

19239V302

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Investment Partners IX, Limited Partnership 06-1556218

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Shares of Common Stock

	6.	Shared Voting Power Not applicable

	7.	Sole Dispositive Power 0 Shares of Common Stock

	8.	Shared Dispositive Power Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Associates IX, LLC 06-1556230

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 0 Shares of Common Stock

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 0 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) OO-LLC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak IX Affiliates Fund - A, Limited Partnership 06-1571899

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Shares of Common Stock

	6.	Shared Voting Power Not applicable

	7.	Sole Dispositive Power 0 Shares of Common Stock

	8.	Shared Dispositive Power Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak IX Affiliates Fund, Limited Partnership 06-1556229

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Shares of Common Stock

	6.	Shared Voting Power Not applicable

	7.	Sole Dispositive Power 0 Shares of Common Stock

	8.	Shared Dispositive Power Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak IX Affiliates, LLC 06-1556233

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 0 Shares of Common Stock

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 0 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) OO-LLC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Management Corporation 06-0990851

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 11,250 Shares of Common Stock

	6.	Shared Voting Power Not applicable

	7.	Sole Dispositive Power 11,250 Shares of Common Stock

	8.	Shared Dispositive Power Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,250 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Less than 0.1%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bandel L. Carano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,001 Shares of Common Stock

	6.	Shared Voting Power 11,250 Shares of Common Stock

	7.	Sole Dispositive Power 3,001 Shares of Common Stock

	8.	Shared Dispositive Power 11,250 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,251 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Less than 0.1%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerald R. Gallagher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,801 Shares of Common Stock

	6.	Shared Voting Power 11,250 Shares of Common Stock

	7.	Sole Dispositive Power 1,801 Shares of Common Stock

	8.	Shared Dispositive Power 11,250 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,051 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Less than 0.1%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edward F. Glassmeyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,649 Shares of Common Stock

	6.	Shared Voting Power 11,250 Shares of Common Stock

	7.	Sole Dispositive Power 6,649 Shares of Common Stock

	8.	Shared Dispositive Power 11,250 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,899 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Less than 0.1%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fredric W. Harman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,673 Shares of Common Stock

	6.	Shared Voting Power 11,250 Shares of Common Stock

	7.	Sole Dispositive Power 1,673 Shares of Common Stock

	8.	Shared Dispositive Power 11,250 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,923 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Less than 0.1%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ann H. Lamont

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,931 Shares of Common Stock

	6.	Shared Voting Power 11,250 Shares of Common Stock

	7.	Sole Dispositive Power 2,931 Shares of Common Stock

	8.	Shared Dispositive Power 11,250 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,181 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Less than 0.1%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Cogent Communications Group, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1015 31st Street N.W. Washington, DC 20007

Item 2.
(a)

Name of Person Filing
Oak Investment Partners IX, Limited Partnership

Oak Associates IX, LLC

Oak IX Affiliates Fund - A, Limited Partnership

Oak IX Affiliates Fund, Limited Partnership

Oak IX Affiliates, LLC

Oak Management Corporation

Bandel L. Carano

Gerald R. Gallagher

Edward F. Glassmeyer

Fredric W. Harman

Ann H. Lamont

	(b)	Address of Principal Business Office or, if none, Residence c/o Oak Management Corporation One Gorham Island Westport, Connecticut 06880
	(c)	Citizenship Please refer to Item 4 on each cover sheet for each filing person.
	(d)	Title of Class of Securities Common stock, par value $0.001 per share
	(e)	CUSIP Number 19239V302

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons are based upon 48,884,083 shares of Common Stock outstanding as of November 6, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006.

Amounts shown as beneficially owned by each of Oak Management Corporation (“Oak Management”), Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont include 11,250 shares of Common Stock directly owned by Oak Management.

Amounts shown as beneficially owned by Oak Management include 3,750 shares of Common Stock directly owned by Oak Management as of December 31, 2006, and an additional 11,250 shares of Common Stock received by Oak Management on January 8, 2007 for Mr. Glassmeyer’s Board of Directors participation compensation.

Amounts shown beneficially owned by Fredric W. Harman include 1,367 shares of Common Stock held by a trust of which Mr. Harman is a trustee and an aggregate of 306 shares of Common Stock held in trust for the benefit of Mr. Harman’s three minor children.  Mr. Harman disclaims beneficial ownership of the shares held in trust for his three minor children.

By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, in connection with the securities of the Issuer.  Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of Common Stock or securities convertible into or exercisable for Common Stock other than any shares or other securities reported herein as being owned by it, him or her, as the case may be.

Please see Items 5, 6, 7, 8, 9 and 11 for each cover sheet for each filing entity.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007

Entities:

Oak Investment Partners IX, Limited Partnership

Oak Associates IX, LLC

Oak IX Affiliates Fund - A, Limited Partnership

Oak IX Affiliates Fund, Limited Partnership

Oak IX Affiliates, LLC

Oak Management Corporation

	By:	/s/ Edward F. Glassmeyer
Edward F. Glassmeyer, as General Partner or Managing Member or as Attorney-in-fact for the above-listed entities

Individuals:

Bandel L. Carano Gerald R. Gallagher Edward F. Glassmeyer Fredric W. Harman Ann H. Lamont

	By:	/s/ Edward F. Glassmeyer
Edward F. Glassmeyer, Individually and as Attorney-in-fact for the above-listed individuals

INDEX TO EXHIBITS

EXHIBIT A	Agreement of Reporting Persons, among the Reporting Persons

EXHIBIT B	Power of Attorney (previously filed)

EXHIBIT A

Agreement of Reporting Persons

Each of the undersigned hereby agrees that Amendment No. 1 to Schedule 13G filed on the date hereof with respect to the shares of Common Stock of Cogent Communications Group, Inc. has been filed on behalf of the undersigned.

Signature:

Dated: February 14, 2007

Entities:

Oak Investment Partners IX, Limited Partnership

Oak Associates IX, LLC

Oak IX Affiliates Fund - A, Limited Partnership

Oak IX Affiliates Fund, Limited Partnership

Oak IX Affiliates, LLC

Oak Management Corporation

	By:	/s/ Edward F. Glassmeyer
Edward F. Glassmeyer, as General Partner or Managing Member or as Attorney-in-fact for the above-listed entities

Individuals:

Bandel L. Carano Gerald R. Gallagher Edward F. Glassmeyer Fredric W. Harman Ann H. Lamont

	By:	/s/ Edward F. Glassmeyer
Edward F. Glassmeyer, Individually and as Attorney-in-fact for the above-listed individuals